Exhibit 12

QWEST CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Successor					Predecessor
	Years Ended December 31,				Nine Months Ended December 31,	Three Months Ended March 31,
	2015	2014	2013	2012	2011	2011
	(Dollars in millions)
Income before income tax expense	$1,733	1,609	1,566	1,391	892	490
Add: estimated fixed charges	568	546	557	513	342	171
Add: estimated amortization of capitalized interest	8	8	8	9	7	2
Less: interest capitalized	(18)	(17)	(17)	(18)	(5)	(3)
Total earnings available for fixed charges	$2,291	2,146	2,114	1,896	1,236	660
Estimate of interest factor on rentals	$24	25	26	28	38	18
Interest expense, including amortization of premiums, discounts and debt issuance costs	526	504	514	467	299	150
Interest capitalized	18	17	17	18	5	3
Total fixed charges	$568	546	557	513	342	171
Ratio of earnings to fixed charges	4.0	3.9	3.8	3.7	3.6	3.9